Dated March 1, 2011
Filed Pursuant to Rule 433
Registration Statement No. 333-159014
Relating to Preliminary Prospectus Supplement
Dated February 28, 2011 to Prospectus Dated May 6, 2009
EQUITY LIFESTYLE PROPERTIES, INC.
8.034% Series A Cumulative Redeemable Perpetual Preferred Stock
(Liquidation Preference $25.00 per share)
FINAL PRICING TERMS
(capitalized terms used herein without definition have the meanings ascribed to such terms in the preliminary prospectus supplement dated February 28, 2011)

Issuer:	Equity LifeStyle Properties, Inc. (the “Issuer”)

Title of Shares:	8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share

Number of Shares:	8,000,000

Overallotment Option:	None

Maturity:	Perpetual (unless the Issuer decides to redeem some or all of its Series A Preferred Stock at any time or it is converted by a holder in connection with a Change of Control Triggering Event)

Trade Date:	March 1, 2011

Settlement Date:	March 4, 2011 (T+3)

Distribution Rate:	8.034% per annum of the $25.00 liquidation preference (equivalent to $2.0085 per annum per share)

Distribution Payment Dates:	March 31, June 30, September 30 and December 31, commencing March 31, 2011

Directed Share Program:	At the Issuer’s request, the underwriters have reserved for sale, at the initial public offering price, approximately 10% of the shares of Series A Preferred Stock sold in this offering to some of its directors, some members of its senior management team and some of its business associates and related persons who have indicated an interest to purchase shares.

Conversion Rights:	Upon the occurrence of a Change of Control Triggering Event, investors will have the right, subject to the Issuer’s exercise of its optional redemption right, to convert some or all of their shares of Series A Preferred Stock on the relevant Change of Control Conversion Date into consideration based upon the product that results from multiplying such investor’s number of shares of Series A Preferred Stock being so converted by the lesser of (A) the quotient obtained by dividing (i) the sum of (x) $25.00 plus (y) an amount equal to any accumulated and unpaid distributions on one share of Series A Preferred Stock, whether or not declared, to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock distribution and prior to the corresponding Series A Preferred Stock distribution payment date, in which case the amount pursuant to this subclause (i)(y) shall equal $0.00 in respect of such distribution) by (ii) the Common Stock Price, and (B) 0.8615 (the “Share Cap”), subject to certain adjustments and provisions for the receipt of cash or alternative consideration as described in the prospectus supplement. If the Issuer exercises its optional redemption right in connection with a Change of Control Triggering Event prior to the close of business on the Change of Control Conversion Date, investors will not have any Change of Control Conversion Right.

A “Change of Control Triggering Event” will be deemed to have occurred at such time after the original issuance of the shares of Series A Preferred Stock when the following has occurred:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in clause (i) above, neither we nor the acquiring or surviving entity has a class of common securities listed on the NYSE, the NYSE Amex Equities, or NYSE Amex, or the NASDAQ Stock Market, or NASDAQ, or listed on an exchange.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides notice to holders of the Series A Preferred Stock of the Change of Control Triggering Event.

“Common Stock Price” will be (i) if the consideration to be received in the Change of Control Triggering Event by holders of shares of the Issuer’s common stock is solely cash, the amount of cash consideration per share of common stock being paid to holders of shares of the Issuer’s common stock in connection with the Change of Control Triggering Event, and (ii) if the consideration to be received in the Change of Control Triggering Event by holders of the Issuer’s shares of common stock is other than solely cash, the average of the closing price per share of common stock on the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control Triggering Event.

Optional Redemption:	The Issuer may, at its option, redeem the Series A Preferred Stock in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share of Series A Preferred Stock plus accumulated and unpaid distributions, whether or not declared, to, but not including, the date of redemption.

Yield:	8.115%

Public Offering Price:	$24.75 per share

Purchase Price by Underwriters:	$23.9704 per share

Net Proceeds to Selling Stockholders (before expenses):	$191,763,200

Underwriting Discount:	$0.7796 per share

Underwriters:	Joint Book-Running Managers
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

Senior Co-Manager
RBC Capital Markets, LLC

Co-Managers
BB&T Capital Markets, a division of Scott & Stringfellow, LLC Janney Montgomery Scott LLC

Listing/Symbol:	NYSE / “ELSPrA”

ISIN:	29472R207

CUSIP:	US29472R2076
     The issuer has filed a registration statement (including a prospectus dated May 6, 2009 and a preliminary prospectus supplement dated February 28, 2011) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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